UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Thermogenesis Group, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Washington

       Date of organization
       May 20, 2015

Physical address of issuer
14260 NE 21st St, Bellevue, WA 98007

Website of issuer
www.imovr.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
12,848

Price (or method for determining price)
$1.9458

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 15, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
19

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,335,865	$349,007
Cash & Cash Equivalents	$198,348	$115,188
Accounts Receivable	$46,304	$37,747
Short-term Debt	$1,868,736	$359,919
Long-term Debt	$75,628	$165,479
Revenues/Sales	$4,356,716	$2494,541
Cost of Goods Sold	-$2,944,726	-$1,630,214
Taxes Paid	$9,319	$3,531
Net Income	-$441,107	$11,736

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 13, 2018

Thermogenesis Group, Inc.



Up to $1,070,000 of Preferred Stock

Thermogenesis Group, Inc. dba iMovR ("iMovR", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 15, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by June 15, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 15, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at www.iMovR.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/imovr

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Thermogenesis Group, Inc. is a Washington C-Corporation, formed on May 20, 2015. The Company is currently also conducting business under the name of iMovR.

The Company is located at 14260 NE 21st St, Bellevue, WA 98007.

The Company's website is www.imovr.com.

The Company previously operated as a Washington LLC under the name Thermogenesis LLC. Thermogenesis LLC was formed on February 3, 2013 and reincorporated in Washington as a C-Corporation on May 20, 2015.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/imovr and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.9458
Minimum investment amount per investor	$1,000
Offering deadline	June 15, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and

	16-17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive wellness space. Additionally, the product may be in a market where customers will not have brand loyalty.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Ron Wiener, CEO, Marat Saks, CFO, and Andrew Rosenbaum, CTO/COO, currently do not have employment agreements in place. Employment agreements typically provide protections to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Ron, Marat, or Andrew were to leave iMovR, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee, however, that such an agreement will be entered into.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ron Wiener. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 59.7% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Washington law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

iMovR designs, manufactures, and distributes a broad and technologically-advanced line of products in the office fitness industry.

Business Plan
iMovR plans to add new products to its its line of offerings, in addition to increasing its sales force.

The Company's Products and/or Services

Product / Service	Description	Current Market
Office fitness products	Office fitness products that include sit-stand desks and tables, treadmill desks, standing desk converters, and a wide array of ergonomic accessories	Enterprise customers who purchase for their employees; individual consumers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Enterprises and individuals interested in health and wellness.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87772961		IMOVR	January 26, 2018	TBD	USA
87502030		STEADYTYPE	June 22, 2017	September 25, 2017	USA
87772148		ZIPLIFT	January 26, 2018	TBD	USA

Patents and Provisional Patent Applications
The Company has filed a provisional patent applications for the Powered Sit-Stand Desk (Application #62/590,991), and non-provisional patent applications for the SteadyType Ergonomic Keyboard Tray (Application #15/508,970) and Standing Mat Presence Sensor (Application #15/921,846). The filing of a provisional patent application in no way guarantees that the patent will be issued. Below are issued patents that Company has received.

Application #	Title	File Date	Grant Date	Country
14/851,122	Treadmill Power Station	9/11/2015	8/2/2017	USA
14/851,126	Retractable Treadmill Desk	9/11/2015	6/20/2017	USA

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and

- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Working Capital	60%	60%	20%
Sales & Marketing	20%	20%	20%
Product Development	20%	20%	60%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ron Wiener	Co-Founder, CEO, and Director (January 2013 - Present)	CEO of this company
Andrew M. Rosenbaum	Co-Founder, CTO/COO, and Director (Dec 2013 - Present)	CTO/COO of this company
Marat Saks	CFO and Director (Sept 2015 - Present)	CFO of this company

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 19 employees in Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	*10,646,627	Yes	NA	100%	NA
Warrants for common stock	For the purchase of 4,600 shares of common stock	NA	NA	NA	NA

*Calculated on a fully diluted basis including all issued and outstanding stock options and warrants.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Promissory Note	Venture Mechanics	$75,628	10%	12 Months	NA	March 1, 2019	NA
Convertible Note	Mezzanine	$80,806	6%	24 Months	NA	July 1, 2019	*See below
Convertible Note	Multiple holders	$90,000	10%		NA	October 1, 2019	**See below
Short term loan	HomeStreet	$10,636	15.25%	36 Months	Secured by personal guarantee by Ron Wiener	February 26, 2019	NA
Short term loan	Wells Fargo	$8,854	14.25%	Revolving	Secured by personal guarantee by Ron Wiener	NA	NA
Short term loan	Istvan Kiss	$82,453	8%	On Demand	NA	NA	NA
Short term loan	Amazon.com	$61,571	13.99%	12 Months	NA	January 18, 2019	NA
Short term loan	PayPal	$44,194	Variable	4 Months	NA	NA	NA
Short term loan	Kabbage (Line of Credit)	$26,667	20%	6 Months	NA	May 10, 2018	NA

*These notes automatically convert in a stock financing in which the Company raises at least $2,000,000 of new capital. These notes convert at the lesser of a 25% discount to the price of the securities in the Qualified Financing or at a Valuation Cap of $20,000,000. These notes are also convertible at the option of each holder in a financing that does not qualify as a Qualified Financing at the same price as described in the preceding sentence.
**These notes are optionally convertible by the holders into shares of Preferred Stock sold by the Company in a financing in which the Company raises at least $2,000,000 of new capital. The notes convert at the same price at which the preferred stock is sold in the financing.

Ownership
A majority of the Company is owned by the founder via Venture Mechanics, LLC, a venture catalyst/incubator of which he is the sole member.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Venture Mechanics	6,329,500 common shares	59.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Thermogenesis Group, Inc. DBA iMovR ("the Company") is a corporation organized under the laws of the State of Washington. The Company designs and sells ergonomic office furnishings and treadmill desks designed to allow users to work while standing up.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $198,348 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $22,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	May 2015	Regulation D, 506(b)	Convertible Note (Converted to Common Stock in Oct 2016)	$224,000	Working capital
Convertible Note	November 2016	Regulation D, 506(b)	Convertible Note	$90,000	Working Capital
Convertible Note	July 2017	Regulation D, 506(b)	Convertible Note	$80,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series A Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Stock will be bound by an investory proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Seed capital of $5,000 and all intellectual property and assets from the Company's incubation stage was invested by Venture Mechanics LLC (solely owned by Ron Wiener) at formation of the entity in February 2013 in exchange for the Founders Stock. Since then a working capital line of credit has been provided to the company by Venture Mechanics, LLC in the form of a long-term demand note, as well as by Istvan Kiss (Wiener's father in law).

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ron Wiener
_____
(Signature)

Ron Wiener
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ron Wiener
_____
(Signature)

Ron Wiener
_____
(Name)

CEO and Director
_____
(Title)

April 13, 2018
_____
(Date)

/s/Marat Saks
_____
(Signature)

Marat Saks
_____
(Name)

CFO and Director
_____
(Title)

April 31, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

THERMOGENESIS GROUP, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

March 30, 2018



Independent Accountant's Review Report

To Management
Thermogenesis Group, Inc.
Bellevue, WA

We have reviewed the accompanying balance sheet of Thermogenesis Group, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 30, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THERMOGENESIS GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 198,348	$ 115,188
Accounts Receivable	46,304	37,747
Inventory	993,062	112,716
Prepaid Expenses	42,455	44,460
TOTAL CURRENT ASSETS	1,280,169	310,110
NON-CURRENT ASSETS		
Property, Plant & Equipment, Net	51,327	36,896
Intangible Assets	4,369	2,000
TOTAL NON-CURRENT ASSETS	55,696	38,896
TOTAL ASSETS	1,335,865	349,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,376,704	149,724
Taxes Payable	51,805	27,261
Due to Related Party	4,250	18,357
Short Term Loans	435,977	164,578
TOTAL CURRENT LIABILITIES	1,868,736	359,919
NON-CURRENT LIABILITIES		
Convertible Notes Payable	75,628	165,479
TOTAL LIABILITIES	1,944,364	525,399
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 13,112,738 shares outstanding; no par value)	258,436	249,436
Retained Earnings (Deficit)	(866,935)	(425,828)
TOTAL SHAREHOLDERS' EQUITY	(608,499)	(176,392)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,335,865	$ 349,007

THERMOGENESIS GROUP, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales	$ 4,356,716	$ 2,494,541
Cost of Goods Sold	(2,944,726)	(1,630,214)
Gross Profit	1,411,990	864,327
Operating Expense		
Payroll	967,648	581,117
Advertising & Promotional	536,886	78,618
Rent	101,095	71,646
General & Adminstrative	82,936	54,170
Product Development	61,551	20,505
Legal & Professional	41,361	13,778
Depreciation	6,640	1,160
	1,798,117	820,993
Net Income from Operations	(386,126)	43,334
Other Income (Expense)		
Interest Expense	(45,647)	(28,067)
State and Local Tax Expense	(9,319)	(3,531)
Exchange Gain	(14)	-
Net Income	$ (441,107)	$ 11,736

THERMOGENESIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (441,107)	$ 11,736
Change in Accounts Receivable	(8,557)	(23,018)
Change in Inventory	(880,346)	54,743
Change in Prepaid Expenses	2,005	(12,211)
Change in Accounts Payable	1,226,980	(206,580)
Change in Taxes Payable	24,544	4,442
Change in Due to Related Party	(14,107)	(35,510)
Depreciation	6,640	1,160
Net Cash Flows From Operating Activities	(83,948)	(205,238)
Cash Flows From Investing Activities		
Change in Property, Plant & Equipment	(21,071)	(21,130)
Change in Intangible Assets	(2,369)	-
Net Cash Flows From Investing Activities	(23,440)	(21,130)
Cash Flows From Financing Activities		
Change in Short Term Loans	181,548	(18,644)
Change in Additional Paid in Capital	9,000	244,436
Net Cash Flows From Investing Activities	190,548	225,792
Cash at Beginning of Period	115,188	115,766
Net Increase (Decrease) In Cash	83,160	(577)
Cash at End of Period	$ 198,348	$ 115,188

THERMOGENESIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Beginning Equity	$ (176,392)	$ (432,564)
Change in Additional Paid in Capital	9,000	244,436
Net Income	(441,107)	11,736
Ending Equity	$ (608,499)	$ (176,392)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Thermogenesis Group, Inc. DBA iMovR ("the Company") is a corporation organized under the laws of the State of Washington. The Company designs and sells ergonomic office furnishings and treadmill desks designed to allow users to work while standing up.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost. The Company does not accrue an allowance for losses on inventory, but periodically assesses inventory on hand for salability. The cost of non-saleable inventory is treated as a component of cost of goods sold in the period when management believes it to be worthless.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office/warehouse and showroom space under non-cancellable operating leases. Future minimum payments due under the leases as of December 31, 2017 are as follows:

| Office/Warehouse- | $4,782 per month, increasing at 3% per annum, effective in October of each calendar year through December 31, 2021. |
| Showroom- | $3,537 per month, increasing at 3% per annum, effective in July of each calendar year through June 30, 2021. |

Advertising

The Company records advertising expenses in the year incurred.

Property, Plant & Equipment

Property, Plant & Equipment consists of leasehold improvements, office equipment, and related assets with a useful life of at least one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

As of December 31, 2017, intangible assets consisted of domain names purchased on the secondary market for the Company's use. Domain names have an indefinite useful life.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

THERMOGENESIS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses may be carried back and will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019,2020, and 2021 respectively.

NOTE C- DEBT

As of December 31, 2017, the Company had various short-term loan agreements outstanding, as summarized below.

Lender	Principal & Accrued Interest	Interest Rate	Term
HomeStreet	$10,636	15.25%	36 months
Wells Fargo	$8,854	14.25%	Revolving
Istvan Kiss	$82,453	8%	On Demand
Amazon.com	$61,571	13.99%	12 months
PayPal	$44,194	Variable	4 months
Kabbage (Line of Credit)	$26.667	20.00%	6 months

Additionally, the Company had $115,000 in convertible notes outstanding ("the Notes").

Lender	Principal & Accrued Interest	Interest Rate	Term
Venture Mechanics	$75,628	10%	12 months
Mezzanine	$80,806	6%	24 months

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 30, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



iMovR

High-tech standing desks and other active workstations, with smartphone apps and cloud connectivity.

Edit Profile

iMovR is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by iMovR without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Revenue to Date: $9.84 million

> Customer Accounts: 11,000 +

> Revenue CAGR of 107% since launching in 2013

> Veteran management team backed by investors like Barbara Corcoran

> Issued and pending patents on product design and technology

> Official NEAT Certification from the Mayo Clinic

> On-demand manufacturing process allowing for tens of thousands of product customizations with minimal inventory, and shipping within one week of order

Fundraise Highlights

> Total Round Size: US $3,500,000

> Raise Description: Series A

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $22,000,000

> Offering Type: Side by Side Offering

Provisioning sedentary office workers with standing desks and other active workstations is paramount to battling runaway healthcare costs in modern society. iMovR not only makes the broadest array of active workstations in the market, next we're connecting them to the cloud, to sync with popular wearable devices and corporate wellness platforms.

85% of the American work force are sedentary at their jobs, spending an average of 21 hours of their day either sitting or sleeping. This has contributed to a health epidemic in the US in what has been termed "sitting disease" by the medical community. Numerous institutions like The Mayo Clinic, the American Medical Association (AMA) and the Center for Disease Control (CDC) have declared that "sitting is the new smoking," alluding to the fact that 75% of healthcare costs are consumed by chronic diseases - such as obesity, diabetes and lower back pain (LBP) - and that prolonged sitting is the leading contributor to chronic diseases in our modern-day, technology-driven society.

Employers provide health insurance for 72% of the US work force, so they care a lot about runaway healthcare costs and the continually degrading health of their employees. Against the backdrop of $500 billion spent nationally on obesity, diabetes and LBP treatment alone, employers are already investing $8 billion a year on corporate wellness programs. Much of that spending is on free perks that employees enjoy outside of work - such as free gym memberships, or free Fitbits to track their exercise activities - but do little to affect their time at work, where they remain sentenced to the chair.

We're Already Helping Thousands Stay Healthier Every Day

iMovR is all about improving the well being of over 100 million workers who spend practically their entire workday seated. We have already sold over $9.84 million of our innovation-rich standing desks, treadmill desks and other "active workstations" to more than 10,000 customer accounts including corporate, government and educational institutions from Silicon Valley to Wall Street. With standing desk provisioning now the #1 fastest-growing corporate wellness benefit we've been enjoying a rising tide, but we believe the adoption rate is being hampered by the lack of hard stats on the "Big Three" ROI's: improved health outcomes, reduced healthcare costs and boosted employee productivity.

That's where our new iMovR Cloud software and patented activity sensors for active workstations come in, and bringing it to market is what we are primarily raising this funding round for. We already have a very sound business selling active desks, with 107% compounded annual growth over the past five years. We believe that providing CFOs with hard evidence of the ROI from exchanging sedentary desks with active workstations is going to accelerate the rate at which employers invest in these products.

What Our Customers Say...

I absolutely LOVE my desk! It's worth every penny to have a high-quality sit/stand desk that is quiet, looks great, and will be with me for many years to come. And while the increased energy and health benefits are almost obvious, it's just great to actually feel better while, and after, working each day. - Brian Norris

I have a better outlook because I feel better, it puts me in a better mood somehow. Others I work with who also got one have said the same thing. - Peggy Hamilton, Keys Bank

I don't feel uncomfortable/restless when I get home after a full day working at my computer. - K Grindle, USGS

My iMovR desk helped me lose 50 lbs after each of my three pregnancies. - Molly Davis

It makes my work day pass so much faster. My back is not sore when I walk on my treadmill. It is quiet and easy to use. The combination desk and treadmill are a great fit. - Clint Hansen, FVC Law

**The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Pitch Deck


iMovR
Connected
Office Fitness
Series A
Public Offering
iMovR Cloud

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Product & Service

Innovation Leadership in Office Fitness

Seattle-based iMovR designs and sells state-of-the-art office fitness equipment. We make a wide array of standing desks and desktop converters, treadmill desks and sit-to-stand meeting tables, plus an extensive line of ergonomic accessories from anti-fatigue mats to monitors arms and keyboard trays. Our on-demand production model is unique in the industry, allowing customers to choose from thousands of customization options to match any office space and decor. And we ship out every customized workstation in just one week.

iMovR operates on a ″lean″ business model, outsourcing all production, warehousing and fulfillment to a handful of strategic manufacturing partners in the USA and Asia. This has allowed us to focus our own investment on creating great products rather than building expensive factories. Most of our products are manufactured in the USA, predominantly in Grand Rapids, MI, the ″Silicon Valley″ of the office furniture industry.

Over the past five years we′ve amassed a significant patent portfolio related to data capture from active workstations, ergonomic devices for standing desk and treadmill desk users, and other innovations that allow us to position our products as premium, high-tech and ergonomically-tuned alternatives to cheap imports, and maintain excellent gross margins.

iMovR is the first company to attain the prestigious NEAT Certification from The Mayo Clinic (NEAT = Non-Exercise-Activity-Thermogenesis) in all our key product categories: standing desks, sit-stand tables, treadmill desks, standing desk converters anti-fatigue standing mats. Similar to an EnergyStar label, NEAT certification signals to employers that our products have been laboratory tested and proven to provide health benefits to users. Mayo Clinic is also a beta tester of our proprietary sensors for measuring activity at any active workstation.

The Next Major Milestone

Most of the proceeds from this funding will be devoted to engineering resources, certifications and patenting costs to get our universal activity sensors and our iMovR Cloud software out of the lab and into the marketplace, where we already have enterprise customers eagerly awaiting their release. Our aim is to build an enterprise-wide ecosystem in which every active desk user′s standing or walking statistics becomes shareable through the cloud (regardless of desk brand or model - our sensors are universal). From the cloud users will be able to sync the data with their favorite wearable fitness tracking devices, and upload to their employer′s corporate wellness software platforms. There it can be merged with biometrics already being collected from employees to get accurate ROI reporting. This kind of accurate measurement is a first in the realm of corporate wellness as it is very difficult to get meaningful stats on gym usage, for example, or to determine how much time employees spend standing or walking versus sitting at their desks.

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iMovR

Quad Corner Desk.

Team Story

Our founder, Ron Wiener, has built seven investor-backed technology companies from the ground up before launching iMovR, and has learned over three decades of entrepreneurship how to assemble a ″dream team.″ His aim was to formulate a team with the right DNA to tackle the opportunity of creating an entire office fitness ecosystem - from the furniture to the sensor/couplers to the cloud apps - like no contemporary industry player could. To do this he sought out experts in ergonomics, fitness equipment, office furniture, software and hardware development, and corporate wellness. Each member of the team was very deliberately recruited for their piece of DNA. All of the founders are veterans of multiple startups, passionate about making a measurable impact on workplace wellness, and committed for the long haul. Fairly uniquely, this team constituted the first group of investors to back the company; by foregoing salaries for the first few years they were able to skip what would have required at least a $5M-$10M VC round to get to this stage. The result is a lean, scrappy company with a well-oiled team that gets an awful lot done with very little resources every day - and where all the founders and employees are even more motivated to succeed without the heavy dilution of large early financings.

Founders and Officers



Ron Wiener
CEO



Ron is a veteran entrepreneur with 30 years' experience building companies in internet, software, electronics, manufacturing, aviation, and transportation industries. Ron has been the founder and CEO of eight investor-backed startups since 1988, with multiple successful exits. Previous ventures include EquaShip, Earth Class Mail, Market Mechanix, SnapNames, PrintBid.com, Distribution Sciences Corp. and Azure Technology. He also starred in the 2008 television series "Startup Junkies". Ron was an early adopter of treadmill desking starting in 2009, and has been an avid pilot since 1984.



Andy Rosenbaum
CTO / COO

Andy is an expert in building highly scalable products for the enterprise and consumer markets. He formerly held senior engineering positions with Amazon, Yahoo, Intel, Veritix/Flash Seats, Spoke Software, and Inktomi. Andy has built and managed technology and product teams to deliver customer-focused products with scalable architectures in a diverse set of environments. Andy has over 20 years of industry experience in e-commerce, mobile, online shopping, social networks, sports & entertainment ticketing, personalization & targeting, financial services, CRM, and search.



MARAT SAKS
CFO AND GENERAL COUNSEL

Marat brings over 15 years of experience in accounting and finance. He has spent 12 years in accounting, first as a CPA, and then investigating corporate fraud and anti-money laundering at KPMG and AlixPartners. Most recently, Marat has held senior management positions at Regal Vegan, Schnee's, and Duckworth. Prior to joining Thermogenesis Group, Marat has focused on developing start-ups in the specialty food and apparel space. Marat earned a JD from Fordham University Law School and is an avid rock climber, hiker, and outdoorsman.

Chris Olson
VP OF BUSINESS DEVELOPMENT





Chris leads iMovR's business development efforts and channel sales including dealers, affiliates, and marketplaces. She has worked for over 30 years in the technology field and mobile app strategy at companies including Hewlett-Packard, BolderImage and Lextech Global Services. Chris joined iMovR in 2013 to combine her business development experience with her personal passion for health and wellness to assist individuals and organizations in creating a healthy work environment. She earned her Bachelor of Science degree in Computer Science from Northern Illinois University and enjoys hiking, biking, and wine collecting. Chris has been an avid Treadmill Desker since 2011.



Cole Dalton
CHIEF MECHANICAL ENGINEER

Cole brings more than 30 years of diverse mechanical/design engineering experience including project management, product design/development, tool and fixture design/fabrication, prototyping, CAD, competitive benchmarking, testing and failure analysis. He has been an independent consultant since 1989, designing products for his clients ranging from treadmills and other exercise equipment to telecommunications and medical devices. Previously, he held engineering positions with Precor and Paccar. Cole earned his Bachelor of Science in Industrial Technology from Western Washington University (1981).

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Key Team Members



Sondra Harris
MANAGER OF CUSTOMER SERVICE



James Cullens
NATIONAL SALES DIRECTOR





Linda Woods
DIRECTOR OF CUSTOMER OPERATIONS



Victoria Lyon, MPH
DIRECTOR OF CORPORATE WELLNESS PARTNERSHIPS

Notable Advisors & Investors



Barbara Corcoran Venture Partners
Investor, Billionaire real estate investor of Shark Tank fame. Via AngelList syndicate.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $3,500,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $22,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While iMovR has set an overall target minimum of US $0 for the round, iMovR must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to iMovR's Form C.
Regulation CF cap:	While iMovR is offering up to US $3,500,000 worth of securities in its Series A, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- ● Product Development
- ● Sales & Marketing
- ● Working Capital

If Maximum Amount Is Raised



● Product Development   ● Sales & Marketing

● Working Capital

Investor Perks

We're offering exclusive perks* to the following investors on a first-come, first-served basis:

25% Off to contributors participating in the **first $500K raised**.

20% Off to contributors participating in the **next $1.5M raised**.

15% Off to contributors participating in the **last $1.5M raised**.

* Perks will become available once the individual's investment is closed. Investors will receive personalized coupon codes that they can use for a one-time purchase until Dec 31, 2018. Maximum applicable purchase amount that qualifies for the discount is equal to the capital invested in this Series A round. This coupon cannot be combined with other sales promotions.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $80,000
Closed Date	Dec 31, 2017
Security Type	Convertible Note
Valuation Cap	US $20,000,000

Other

Round Size	US $244,436
Closed Date	May 1, 2015
Security Type	Common Equity
Pre-money Valuation	US $7,000,000

Market Landscape

iMovR is one of a growing breed of companies in what has been dubbed the "Office Fitness Sector". This sector lies at the intersection of the $27B office furniture industry, the projected $13B fitness equipment industry, the $15B wristwear industry and the $8B corporate wellness industry. To our knowledge, we're the only "pure play" company that was formed specifically to merge the four disciplines - both low-tech and high-tech elements - in creating an entire ecosystem for office fitness within the enterprise.

Our go-to-market strategy includes our own ecommerce sites, such as iMovR.com and SitLess.com (where we also sell our direct competitors' products), as well as Amazon.com, Wayfair, Lowes, NewEgg, Sears and other marketplaces, which now represent about 32% of our revenue. Of our 19 employees five are dedicated to enterprise sales, dealing primarily with steady inbound inquiries. We have not yet invested heavily in outbound enterprise sales but have been preparing to do so with some of the proceeds of this funding round.

Our consumer and SME customers tend to be older, more affluent and more highly educated than average. Many are professionals in law, finance, healthcare or technology, who research extensively before purchase and are willing to pay a premium for quality. Gender mix is roughly 50/50, and the core age group is 35-55. Our large enterprise customers to be driven by HR and wellness managers, ergonomists, interior designer/architects and other internal influencers. See imovr.com/customer-list for a representative sample of our large enterprise customers.

We Are in Diverse But Related Markets, Distributing Risk and Potential

In each of our major product categories we have different sets of competitors and different market size potentials:

Standing Desks

The largest and most competitive market segment by far is full standing desks, where there are several hundred companies now producing standing desks. There has been a sea change occurring over the past few years where online sellers and Asian suppliers are rapidly encroaching upon the "Grand Rapids mafia" of traditional office furniture manufacturing companies. There is a very wide disparity in pricing between direct sellers online and traditional "contract furniture" vendors like Steelcase and Herman Miller who sell through costly multi-tiered channels. iMovR sits roughly in the middle, with an efficient direct-sales business model but offering higher-quality and more technology-enriched products that appeal to customers who want the best, but at a reasonable price.

Our newest product, the Lander Desk, stands alone as the first and only full-sized standing desk to ship almost entirely pre-assembled. It is also our first desk model with a smartphone app and Bluetooth sync - making it a very unique offering in a crowded market of me-too offerings. We believe large enterprise customers as well as SME and residential customers will find its ability to be assembled by anyone in minutes with no tools to be a very popular attribute. For enterprise customers this avoids the cost and delay of scheduling installers.

All our desks leverage our patent-pending SteadyType Ergonomic Keyboard tray as a popular and exclusive option. We are the only producer of standing desks that exclusively offers 3D laminated work surfaces. We're presently the only one with NEAT Certification from The Mayo Clinic (see above). To our knowledge we are the only producer with an on-demand production capability delivering 100% customized desks in only one week from order. We offer eleven standard colors and hundreds of custom colors to match any existing decor - one reason Westin Hotels & Resorts selected iMovR to supply treadmill desks for their Work While Walking Suites. Our scale economics thus do not change significantly with order volume, outside of freight economics that may come into play.

iMovR standing desks are generally priced starting at $700 and can be configured up to large, fully-accessorized configurations at $2,500 or more.

Standing Desk Converters (aka Desktop Converters)

The standing desk converter market is also highly competitive, with one dominant player, Varidesk, being surrounded by nearly 100 competitors who are riding the coat tails of their extraordinarily large advertising promotion (educating the market for everyone's benefit). Our ZipLift line is one of the top-selling products in this product category, and our new USA-made version one of the very few that is American made. These products range in price from $349 to $599 including free shipping.

Treadmill Desks

Presently there is only one other company, Lifespan Fitness, with significant market share, relative to whom we are #2. While NordicTrak, LifeFitness and other fitness equipment companies have chased Lifespan with their own treadmill desk products they collectively represent a very insignificant share as their products were designed by gym equipment experts with no understanding of office furniture, much less ergonomics. The original treadmill desk maker, Steelcase, has not introduced a new product since 2007 (originally at the behest of Mayo Clinic) and no longer produces a competitive offering. Lifespan's focus is on gym equipment and low-cost, mostly residential and SME treadmill desk models, whereas our focus has initially been on enterprise customers. Our new ThermoTread LT being introduced this summer will bring us closer to direct competition with Lifespan. Our treadmills sell for $1,399 to $1,649 including free shipping.

Standing Mats

Roughly 10% of our business is EcoLast premium anti-fatigue mats, which are all made in the USA and come with lifetime warranties. There are many competitors in this space, mostly Asian, where product quality tends to be inferior and environmental regulations are much looser than the EPA's. Our American-made mats range in price from $49 to over $1000 for very large-area custom mats, with the average standing desk mat being around $100. We are just now launching a new budget mat line, EverMat, after a year of working with an Asian vendor to develop a polyurethane formulation that resembles our American-made EcoLast products as closely as possible. Prices will be roughly one-third less on EverMat alternatives.

Like standing desk converters, mats are often the "tip of the spear" that first gets us into a large enterprise account, leading to bulk sales and also sales of our other products that they discover in our enclosed catalog.

Other

Keyboard trays and monitor arms are also significant categories for us, and as market size goes, each of these is roughly the same size as the standing mat market. We have limited offerings in ergonomic seating, primarily focused on seats and stools that can be used at a standing desk or safely atop a treadmill. Numerous other accessories include matching 3D-laminated file cabinets, cable management kits, desktop power modules, CPU holders and foot rests - everything necessary to completely outfit an active workstation with one-stop shopping and a certainty that all components will play well together.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Product or Service (205 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

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Highlights

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Product & Service

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Market Landscape

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❓ FAQs

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What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in iMovR

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by iMovR. Once iMovR accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to iMovR in exchange for your securities. At that point, you will be a proud owner in iMovR.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, iMovR has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now iMovR does not plan to list these securities on a national exchange or another secondary market. At some point iMovR may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when iMovR either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is iMovR's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the iMovR's Form C. The Form C includes important details about iMovR's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

iMovR

Connected
Office Fitness

Series A
Public Offering



This presentation contains offering materials prepared solely by **Thermogenesis Group, Inc. (d/b/a iMovR)** without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

iMovR



The Problem

Increasingly sedentary office jobs have helped create a new health epidemic

- 85% of US workers sit all day at the office and spend 21 hours a day overall being sedentary

- Prolonged sitting contributes to obesity, diabetes, lower back pain, circulatory problems, and shortened life span

- Chronic diseases including those associated with prolonged sitting constitute 75% of healthcare spending

Sources: CDC, Juststand.org, Mayo Clinic, GCU News, LA Times







The Scale of this Problem



Total U.S. Healthcare Expenditures

$ Trillions

$4.5
$4.0
$3.5
$3.0
$2.5
$2.0

2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

$2.7T

$4.0T

Source: CMS National Health Expenditure Data, Jan-11

Yet despite free Fitbits® and gym memberships, healthcare costs continue to soar, and health trends continue to worsen.

Sources: CDC, JAOA, Diabetes.org, Census Bureau, IBISWorld Industry Report OD4621

$500 Billion
Healthcare costs for obesity, diabetes and lower back pain

72%
Percentage of workers on employer-provided health insurance

$8 Billion
What employers spend on wellness programs


iMovR

Taking Office HealthTech to the Next Level

Our Mission

- Improve the well-being of over 100 million sedentary office workers
- Increase their productivity while boosting job satisfaction
- Deliver measurable savings to employers' bottom lines

Source: Bureau of Labor Statistics



iMovR

The Solution: Part I

Wellness programs are already recognizing the value of providing active workstations to their sedentary employees



FASTEST GROWING BENEFIT: STANDING DESK*

2013	2014	2015	2016	2017
13%	20%	25%	33%	44%

Percentage of employers providing or subsidizing standing desks and treadmill desks in place of a regular desk (US)

Source: Society for Human Resources Management (SHRM) 2017 Survey



iMovR

But Lack of Data is Impeding Faster Adoption

You can't manage what you don't measure

Activity trackers (e.g. FitBit ®) pertain mostly to what sedentary employees do when they're away from work

Even though standing desks are the fastest-growing employee benefit, their usage and ROI aren't being measured or proven

Motivating employees to reach their time goals for standing or walking at their desks is also challenging without reliable metrics

* Source: Society for Human Resource Management



The Solution: Part II

Sensors

Pressure-sensing matrix mounted under standard anti-fatigue mats



Our patented sensors will capture data from iMovR products and *any other brand* of standing desk or treadmill



Current sensor connected inline with treadmill's power cord

iMovR Cloud

iMovR Cloud™ will collect activity data and share it with popular corporate wellness platforms and wearable devices through a universal API.



Data Collected

- Accurate caloric burn
- Standing vs. sitting time
- Step count and distance

Data Viewing and Sharing

Enterprise: The Big Three ROIs

1. Health outcomes improvement
2. Healthcare cost reductions
3. Productivity and presenteeism



Users: Goal Setting & Tracking

1. Standing and walking time goals
2. Motivational leaderboards, walkathons, etc.
3. Health coaching features


iMovR

0110

Our Competitive Advantages



- **HealthTech is our DNA:** as a technology company we stand apart from traditional furniture manufacturers rooted in manufacturing
- **Disruptive sales model:** we sell directly to HR and wellness departments, not to facilities managers, and primarily online
- **Disruptive production model:** on-demand, automated production lets customers customize their desks to match any office space or décor, and have them shipped out in only one week
- **First to earn NEAT™ Certification*** in all our product categories, signaling to employers that iMovR products have been laboratory tested at The Mayo Clinic to validate significant health benefits to workers





MAYO CLINIC NEAT™ Certified

* NEAT™-certified is a trademark of Mayo Foundation for Medical Education and Research and used under license. iMovR has received NEAT™ certification for all of our standing desks, treadmill desks, standing desk converters, sit-stand meeting tables, and anti-fatigue mats.

iMovR

Competition

Current Business: Standing Desks, Treadmill Desks, Desk Converters, Ergonomic Accessories

Players

GeekDesk, VARIDESK, HermanMiller, Steelcase, UPLIFT DESK, fully, UpDESK, LifeSpan, Autonomous, HAWORTH, VersaTables.com, Knoll, ConSet, FOCAL, Humanscale, ERGOTRON, LUXOR, ANTHRO, TreadDesk, HON

iMovR's Differentiation

- Superior ergonomics
- 1000's of customization options (on-demand)
- Made-in-USA (desks)
- Smartphone apps
- 3D-laminated surfaces
- Ease of installation
- Direct sales model
- Patented features like SteadyType®
- NEAT™ Certified by The Mayo Clinic

* NEAT™-certified is a trademark of Mayo Foundation for Medical Education and Research and used under license.
iMovR has received NEAT™ certification for all of our standing desks, treadmill desks, standing desk converters, sit-stand meeting tables, and anti-fatigue mats. We were the first, and still only manufacturer to be certified in these product categories.

Next Up: Software Platforms and Sensors for Connecting Active Workstations to the Cloud*

Players

STIR, Humanscale, HermanMiller







iMovR's Differentiation

- Universal sensors that work with ***any* active desk** to customer owns
- Integration with **personal wearable devices**
- Integration with **corporate wellness software**
- Our DNA as a HealthTech company selling to **HR and Wellness** departments, not to Facilities departments
- Like the software on an iPhone, ours will always be **FREE to the user.**

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

* The right side of this slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



iMovR

What We've Accomplished in Just 5 Years

- Created a broad array of active workstation products
- Created scalable, on-demand production capabilities through several strategic manufacturing partnerships
- Developed a substantial patent portfolio
- Surpassed 10,000 customers
- Surpassed $9.84M in revenue



iMovR

The Road Ahead

2018

- This funding round to finance the completion of the iMovR Cloud software and proprietary sensor designs
- Launching our first workstation products to come with their own smartphone apps



T-Mobile Wi-Fi 10:41 AM 96%
LINAK
DESK 9737
49.5 inch
Favourite positions
24.0
43.5
49.5
Control
You
Settings

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

2019-2022

- Launch the iMovR Cloud as an enterprise-wide solution for getting measureable ROI on workstation investments
- Experience the accelerated growth in adoption rate once CFOs can see the Big Three ROI metrics (health outcomes, healthcare cost reductions, productivity improvements)
- Maximize exit ROI by demonstrating the value of captured data and the daily digital interactions with employees throughout the enterprise





iMovR
Dashboard
Personal Stats
Challenges
Research
Maintenance
Walking
40 Days Achieved Goal (61%)
26 Days Under Goal (39%)
Share Progress
Minutes Total: 7117 Average Daily: 107
Calories Total: 22,248 Average Daily: 341
Distance Total: 160 Miles Average Daily: 2.4
Steps Total: 339,134 Average Daily: 5,139
Speed Range: 1.4-1.9 MPH Average: 1.7

iMovR

Use of Proceeds



If Minimum Amount Is Raised
Product Development
Sales & Marketing
Working Capital
If Maximum Amount Is Raised
Product Development
Sales & Marketing
Working Capital

The more capital we raise in this round the faster we will be able to bring our cloud software and proprietary sensors to market

iMovR

Our Veteran Leadership

   

Ron Wiener, CEO
- Eight-time CEO of investor-backed technology startups with multiple successful exits
- 30 years experience in internet, software, electronics, manufacturing, aviation and transportation industries
- Starred on TV's *Startup Junkies* (2008)

Andy Rosenbaum, CTO & COO
- Technology leader for five venture-backed startups
- Senior engineering posts at Amazon, Yahoo and Intel
- 25 years experience in e-commerce, mobile, social networks, ticketing, financial services, CRM, Search

Marat Saks, CPA, JD, CFO and General Counsel
- 16 years experience in accounting, finance and legal
- Formerly a forensic accountant with KPMG and AlixPartners

Chris Olson, VP Business Development
- 30+ years experience in biz dev and sales in the technology sector; 20+ of those years with HP
- Focused primarily on F500 in the manufacturing, financial services, retail, telecom, pharma

Management and Board experience from companies including:
















Our Financial History

Serious Sweat Equity:

- Senior management team (7) were the seed investors; drew little or no salaries for the first 4+ years, bootstrapping around what would have been a $5M-$10M VC round

Limited Outside Financing:

- $245K Common Round- **Barbara Corcoran** Venture Partners (AngelList, May 2015)
- $270K outstanding convertible notes (angel)
- Substantial credit lines from our strategic manufacturing partners

Historical Financial Performance

- **Average 107% compounded annual growth**
- Revenue to-date: $9.84 M
- Annualized Revenue Rate: $5 M
- Average burn rate of only $17 K/ mo. over the past two years



Revenue Ramp

Thousands

$5,000
$4,000
$3,000
$2,000
$1,000
$-

2013 $256
2014 $915
2015 $1,805
2016 $2,494
2017 $4,357



iMovR

Appendix

Our Patent Portfolio



INTELLECTUAL PROPERTY
U.S. Patent Application
No. 14/851,122

A cloud-based ecosystem for collecting activity data from active workstation users, including **proprietary sensors** that will work with any type, brand or model of standing desk or treadmill desk (Awarded)



INTELLECTUAL PROPERTY
PCT Application No.
PCT/US15/49582

Ergonomic keyboard trays for standing desks and treadmill desks which we've been offering as built-in options since 2014 and as an add-on option for any standing desk since 2017 (Pending)



INTELLECTUAL PROPERTY
U.S. Patent Application
No. 14/851,122

Retractable treadmill desk will quintuple the available market for treadmill desks, addressing space constraints in most offices. (Awarded)

There are more pending patent applications but these are the only ones we can disclose publicly



iMovR

High Sales Efficiency Projections

We look more like a SaaS company than a hardware company due to the high average order size and re-order rates from our enterprise customers*

Ratio of Lifetime Value of Customer (LTV) to Customer Acquisition Cost (CAC)



* This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



We Expect to be a Highly Capital-Efficient Business



Revenue (1000's)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$(10,000)
$2,494
$4,357
$10,752
$26,537
$43,598
$68,240
2016
2017
2018
2019
2020
2021
Gross Revenue
EBIT

Our lean business model, low customer acquisition costs and healthy product margins allow us to grow the business quickly with minimal capital investment*



* This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Enterprise Dashboards to the iMovR Cloud

Integration With Corporate Wellness Platforms





Company-Wide
By Department
By Location
Equipment Utilization

Remote Diagnostics and Preventive Maintenance





Preventive Maintenance Schedule - Seattle

Seattle Shared Treadmill Desk Usage
85%
Average Utilization

Management

40 Days Achieved Goal (61%)
26 Days Under Goal (39%)

Tracking Devices

Cohort: 143 Men, Aged 40-49, BMI Range 30-35
Cohort: 118 Women, Aged 40-49, BMI Range 30-35

Financial ROI Evidence







iMovR

Over 10,000 Customers

See the entire list



























































































































Westin Hotels & Resorts · Microsoft · LinkedIn · Google · Stanford University · BYU · Benchmark Capital

Office Depot · University of Illinois College of Law · Lockheed Martin · Weyerhaeuser · NVIDIA · Epicor · hp

Shearman & Sterling LLP · Holland & Knight · UC San Diego · Clemson University · Montefiore Medical Center · Conversant

City of Boulder · Munger Tolles & Olson LLP · Norton Rose Fulbright · Bloomin' Brands · Tulane University School of Medicine · The University of Texas at Austin · Community Health Network

UC Irvine · Gibson Dunn & Crutcher, LLP · University of Mississippi · First Advantage Bank · Crimson Tide · Ernst & Young · RE/MAX · Michigan State University

United States Army · United States of America Department of State · National Institutes of Health · University of Maryland College Park · U.S. Department of the Interior Geological Survey · Great Seal of the State of Florida · Joint Base Lewis-McChord · NOAA · Federal Bureau of Investigation

"I think the revolution is coming. It's going to happen. The cool companies, cool executives are not driving BMWs, they're on treadmills."

Dr. James Levine, The Mayo Clinic
in an interview with The LA Times



EXHIBIT E

Video Transcript

iMovR SeedInvest Video

Writer:	Presenter:
Estimated time: Approx. 2:54	Status:
Version: Rough draft of iMovR script	Revised:

Production notes:
Cover Image is photo of Lander desk – corner view, low angle, dramatic perspective with blurred BG. Foreground has view of hand/hands on keyboard & phone with the app open.

⏱	PICTURE	SOUND
:39 sec	(1.) Stock footage people working in traditional office environments (B&W). "Old-fashioned" look & feel. (2.) LS – Victoria walking through showroom while talking. (Show name & title on screen.) (3.) MS - Victoria on screen here, still in showroom. (Possibly some graphics as well.) (4.) Stock footage of "Corporate Theater" – Possibly some animated graphics (depending on time constraints). (5.) CU – Victoria with Showroom in BG	VICTORIA: (1.) The CDC made headlines when they announced that chronic diseases is now the #1 threat to public health, and that prolonged sitting is the #1 contributor to chronic diseases. Dr. James Levine of the Mayo Clinic says "sitting is the new smoking." With over 100 million American workers sitting practically all day at their jobs, we believe this is a legitimate health epidemic. (2.) As a public health professional, I joined iMovR because they have a roadmap for tackling sitting disease in a truly scalable way. (3.) Today, we spend half a trillion dollars a year treating obesity, diabetes, and low back pain, the biggest chronic conditions associated with sitting disease. (4.) Employers bear the weight of these costs, as they provide health insurance to 72% of American workers. Despite spending $8B on corporate wellness programs, employers have not seen a palpable reduction in their healthcare costs. (5.) iMovR is building a system that will let employers effectively address sitting disease, and collect the data to support their efforts and demonstrate their ROI to management.

:09 sec	(1.) Footage of office with active workstations. (A location shot would be ideal.) Show treadmill desk user when words "and even walking" are used.	VOICEOVER: (1.) We believe the future of work is active productivity, where sedentary employees are given the option of switching from sitting to standing, and even walking, *while* getting their work done.
:09 sec	Testimonial - Dorane's short interview (Adventist Health)	1:26-1:31 We know that there's science behind the fact that movement generates creativity. 2:26-2:30 we've come out with better outcomes and a more productive use of our time.
:35 sec	(1.) iMovR products in use (2.) Graphics/animation with some footage of work stations, wearable devices and possibly something for biometrics.	VOICEOVER: (1.)iMovR is creating an entire ecosystem for promoting office fitness. It starts with our wide array of active workstations and includes our proprietary universal sensors that measure when individuals sit, stand, or walk. That includes every active desk the customer owns, not just iMovR's. (2.) Once in the cloud, data can be sync'd with personal wearable devices and with corporate wellness platforms. Merging this data with biometrics employers already capture will provide real insight into their Big Three ROIs: improved health outcomes, reduced healthcare costs and improved employee productivity.
:25 sec	(1.) iMovR Fast Facts • Over $10 million in sales to date • Over 10,000 customers • Early investors include Barbara Corcoran • Customer logo carousel (2.) Visuals showing our certification letter from Mayo, and the NEAT logo.	VOICEOVER: (1.) For the past five years iMovR has been paving the path to our ultimate vision of the actively productive office, already surpassing ten million in revenue and ten thousand customers. (2.) In fact, iMovR earned NEAT certification from the Mayo Clinic for standing desks and treadmill desks. Being NEAT certified signals to employers that our products have been laboratory tested and proven to deliver significant health benefits to workers.
:26 sec		ANDY:

	(1.) CU - Andy	(1.) iMovR differs from traditional office furniture manufacturers in being a healthtech company at our core.
	(2) B-roll of Paladin plant - if we have footage. (I was not able to find it last time I looked.)	(2.) Our highly-automated, on-demand production capability gives our customers tens of thousands of personalization options, while we maintain minimal inventory.
	(3.) Patent award - with image, drawing or other graphic (need from Andy)	(3.) Through constant innovation we've already amassed a portfolio of patents for how we capture usage data, as well as our pioneering work on standing desk and treadmill desk ergonomics.
approx :31 sec	(1.) CU of Ron	RON: (1.) This funding round will enable us to finally bring our cloud platform and universal sensors out of the labs, and give enterprise customers a holistic view of their entire active workstation fleet for the first time. And for iMovR it will enable hundreds of thousands of users to engage with us daily through their apps. MARAT: (2.) The iMovR Cloud is the key to providing CFOs with actionable proof that office fitness is the very best place to allocate corporate wellness dollars, and that's where we think we're going to see accelerated growth in adoption rates. (3.) VICTORIA: Join us in our mission to enable happier, healthier and more productive workers everywhere.
	(2.) CU of Marat	
	(3.) CU - Victoria	
##		